SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                              _______________

                                 FORM 8-A



             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                     ROSEVILLE COMMUNICATIONS COMPANY
            (Exact name of registrant as specified in charter)


California                                   68-0365195
(State of                                  (IRS Employer
incorporation                           Identification No.)
or organization)

211 Lincoln Street, Roseville, California                 95678
(Address of registrant's principal executive offices)  (Zip Code)

Registrant's telephone number,
     including area code:     (916) 786-6141

Securities to be registered pursuant to Section 12(b) of the Act:

                                   Name of each exchange
     Title of each class           on which each class is
     to be so registered           to be registered

          None                             None

Securities to be registered pursuant to Section 12(g) of the Act:

                            Common Stock Purchase Rights
                             (Title of Class)

This Registration Statement on Form 8-A, including all exhibits and attachments, contains _______ pages. The index to Exhibits is located on page __ of the consecutively numbered pages of this Registration Statement.


Item 1.   Description of Registrant's Securities to be Registered.
          On March 12, 1998. the Board of Directors of Roseville Communications Company (the "Company") announced that it declared a dividend distribution of one Common Stock Purchase Right (collectively, the "Rights") for each outstanding share of Common Stock ("Common Stock"), of the Company. The distribution is payable as of March 13, 1998, to shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $100 per share (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.P., as Rights Agent (the "Rights Agent").
          Until the earlier to occur of (i) a public announcement that a person or group of affiliated or associated persons ("Acquiring Person"), other than the Company, any subsidiary of the Company or any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company ("Exempt Person") has acquired, or obtained the right to acquire, without approval of a majority of the Board of Directors, beneficial ownership of securities of the Company (other than solely as a result of the reduction of the numbers of shares of Common Stock outstanding) representing 20% or more of the outstanding Common Stock of the Company or such earlier date as a majority of the Board of Directors shall become aware of such acquisition of the Common Stock (the "Stock Acquisition Date") or (ii) the tenth day (subject to extension by the Board prior to the time a person becomes an Acquiring Person) following the commencement of, or public announcement of an intention to commence, a tender or exchange offer (other than a tender or exchange offer by an Exempt Person), the consummation of which would result in the ownership of 20% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of March 13, 1998, by such Common Stock certificate with a copy of a Summary of Rights attached thereto. The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be represented by and transferred with, and only with, the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new certificates issued for Common Stock (including, without limitation, certificates issued upon transfer or exchange of Common Stock) after March 13, 1998, will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates, with or without the aforesaid legend or a copy of a Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date, and such separate certificates alone will evidence the Rights from and after the Distribution Date.
     The Rights are not exercisable until the Distribution Date.  The
Rights will expire at the close of business on March 11, 2008, unless earlier redeemed or exchanged by the Company as described below.
     The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).
     Unless the Rights are earlier redeemed or exchanged, in the event that, after the Rights have become exercisable, the Company were to be acquired in a merger or other business combination (in which any shares of the Company's Common Stock are changed into or exchanged for other securities or assets) (other than a merger or other business combination in which the voting power represented by the Company's securities outstanding immediately prior thereto continues to represent all of the voting power represented by the securities of the Company thereafter and the holders of such securities have not changed as a result of such transaction) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions (such transactions are collectively referred to herein as the "Flip-Over Events"), the Rights Agreement provides that proper provision shall be made so that each holder of record of a Right will from and after such date have the right to receive, upon exercise of the Right, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to $200, subject to adjustment as provided in the Rights Agreement. This provision would not apply to a Flip-Over Event consummated with a person who acquired shares pursuant to a Permitted Offer (as defined below) if the price per share paid in such transaction is not less than that paid pursuant to the Permitted Offer and the consideration paid is the same paid pursuant to the Permitted Offer.
     In the event (i) any Person (other than an Exempt Person) becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock other than pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms determined by the Board of Directors to be both adequate and otherwise in the best interests of the Company and its shareholders other than the Acquiring Person or an Affiliate or Associate thereof on whose behalf the offer is being made (a "Permitted Offer"), or (ii) any Acquiring Person or any of its Affiliates or Associates, directly or indirectly, (1) merges into the Company or any of its subsidiaries or otherwise combines with the Company or any of its subsidiaries in a transaction in which the Company or such subsidiary is the continuing or surviving corporation of such merger or combination and the Common Stock of the Company remains outstanding and no shares thereof shall be changed into or exchanged for stock or other securities of any other person or of the Company or cash or any other property, (2) transfers, in one or more transactions, any assets to the Company or any of its subsidiaries in exchange for capital stock of the Company or any of its subsidiaries or for securities exercisable for or convertible into capital stock of the Company or any of its subsidiaries or otherwise obtains from the Company or any of its subsidiaries, with or without consideration, any capital stock of the Company or any of its subsidiaries or securities exercisable for or convertible into capital stock of the Company or any of its subsidiaries (other than as part of a pro rata offer or distribution to all holders of such stock), (3) sells, purchases, leases, exchanges, mortgages, pledges, transfers or otherwise disposes to, from or with the Company or any of its subsidiaries, as the case may be, assets on terms and conditions less favorable to the Company or such subsidiary than the Company or such subsidiary would be able to obtain in arm's-length negotiation with an unaffiliated third party, (4) receives any compensation from the Company or any of its subsidiaries for services other than compensation for employment as a regular or part-time employee, or fees for serving as a director at rates in accordance with the Company's (or its subsidiary's) past practice, (5) receives the benefit (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial assistance or tax credit or advantage, or (6) engages in any transaction with the Company (or any of its subsidiaries) involving the sale, license, transfer or grant of any right in, or disclosure of, any patents, copyrights, trade secrets, trademarks or knowhow (or any other intellectual or industrial property rights recognized under any country's intellectual property rights laws) which the Company (including its subsidiaries) owns or has the right to use on terms and conditions not approved by the Board of Directors of the Company, then, and in each such case, each holder of record of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon exercise of the Right, that number of shares of Common Stock having a market value at the time of the transaction equal to $200, subject to adjustment as provided in the Rights Agreement. This same right shall be available to each holder of record of a Right, other than the Acquiring Person, if, while there is an Acquiring Person, there shall occur any reclassification of securities (including any reverse stock split), any recapitalization of the Company, or any merger or consolidation of the Company with any of its subsidiaries or any other transaction or transactions involving the Company or any of its subsidiaries (whether or not involving the Acquiring Person) which have the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries which is directly or indirectly owned or controlled by the Acquiring Person. To the extent that insufficient shares of Common Stock are available for the exercise in full of the Rights, holders of Rights will receive upon exercise shares of Common Stock to the extent available and then cash, property or other securities of the Company, in proportions determined by the Company, so that the aggregate value received is equal to $200, subject to adjustment. Rights are not exercisable following the occurrence of the events set forth in this paragraph until the expiration of the period during which the Rights may be redeemed as described below. The holder of any Rights that are or were at any time, on or after the earlier of the Stock Acquisition Date or the Distribution Date, beneficially owned by an Acquiring Person which is or was involved in or which caused or facilitated, directly or indirectly, the event or transaction or transactions described in this paragraph, shall not be entitled to the benefit of the adjustment described in this paragraph.
     No fractional shares of Common Stock will be issued upon exercise of the Rights and, in lieu thereof, a payment in cash will be made to the holder of such Rights equal to the same fraction of the current market value of a share of Common Stock.
     At any time until the time that any person becomes an Acquiring
Person, the Board may redeem the Rights in whole, but not in part, at a price of $.0l per Right. The Board may also redeem the Rights in whole, but not in part, at a price of $.0l per Right after the Stock Acquisition Date but prior to any Flip-Over Event in connection with a Flip-Over Event in which all holders of Common Stock are treated alike and not involving (other than as a holder of Common Stock being treated like all other holders) an Acquiring Person or an Affiliate or Associate of an Acquiring Person, or any other Person in which such Acquiring Person, Affiliate or Associate has an interest or any other Person or Persons acting directly or indirectly on behalf of or in association with any such Acquiring Person, Affiliate or Associate. Immediately upon the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.
     At any time after the acquisition of the Company in a merger or other business combination transaction, the acquisition by any person or group of 20% or more of the Company's Common Stock, the consummation of certain self-dealing transactions between the Company and such 20% shareholder, or certain other events described in Section 11(a)(ii) of the Rights Agreement ("Flip-In Events"), the Board of Directors of the Company may also exchange all or any portion of the outstanding Rights (other than the Rights owned by an Acquiring Person which is or was involved in or which caused or facilitated, directly or indirectly, the Flip-In Event) for shares of the Company's Common Stock at an exchange ratio of one share of Common Stock per Right, subject to adjustment as provided in the Rights Agreement.
     The Company may amend the Rights in any manner. After a person becomes an Acquiring Person, the Company may amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.
     Until a Right is exercised, the holder, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.
     The issuance of the Rights is not taxable to the Company or to shareholders under presently existing federal income tax law and will not change the way in which shareholders can presently trade the Company's shares of Common Stock. If the Right should become exercisable, shareholders, depending on then existing circumstances, may recognize taxable income.
     The Rights have certain anti-takeover effects. Under certain circumstances the Rights could cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors.
     The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights (which includes as Exhibit A the form of Right Certificate and as Exhibit B the form of Summary of Rights to Purchase Common Stock), the Company's press release dated March 13, 1998, and a form of letter to the Company's shareholders dated March 14, 1998, are attached hereto as exhibits and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.

Item 2.   Exhibits.
          See Index to Exhibits located on page __ of this Registration
Statement.

                                 SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     ROSEVILLE
                              COMMUNICATIONS COMPANY



                              By:     /s/BRIAN H. STROM



Dated:  March     , 1998
                             INDEX TO EXHIBITS


Exhibit                                      Sequentially
Number              Description              Numbered Page

1.1            Form of Right Certificate

2.1            Rights Agreement dated as of
               March 12, 1998, between the
               Company and Chase Mellon
               Shareholder Services,
               L.L.P., as Rights Agent

2.2            Press Release dated
               March 13, 1998

2.3            Letter dated March 14, 1998,
               to the Company's
               shareholders